Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation Of Ratios Of Earnings To Fixed Charges
($ in millions except ratio data)

	Nine Months
	Ended
	Sept. 30,	Years Ended December 31,
	2006	2005	2004	2003	2002	2001
Income from Continuing Operations Before Taxes	$5,309.5	$7,363.9	$7,974.5	$9,051.6	$9,651.7	$9,948.1

Add (Subtract):
One-third of rents	49.3	68.2	71.9	75.6	67.2	64.2
Interest expense, gross	277.8	385.5	293.7	350.9	390.6	463.7
Interest capitalized, net of amortization	22.7	(1.0)	(21.3)	(30.1)	(36.9)	(66.1)
Equity (income) loss from affiliates, net of distributions	(337.7)	(615.9)	(421.2)	79.2	(156.1)	(113.7)
Preferred stock dividends, net of tax	89.8	120.0	151.0	150.9	164.3	199.6

Earnings from Continuing Operations	$5,411.4	$7,320.7	$8,048.6	$9,678.1	$10,080.8	$10,495.8

One-third of rents	$49.3	$68.2	$71.9	$75.6	$67.2	$64.2
Interest expense, gross	277.8	385.5	293.7	350.9	390.6	463.7
Preferred stock dividends	122.3	166.7	207.1	215.6	234.7	285.1

Fixed Charges from Continuing Operations	$449.4	$620.4	$572.7	$642.1	$692.5	$813.0

Ratio of Earnings to Fixed Charges from Continuing Operations	12	12	14	15	15	13

For purposes of computing these ratios, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity (income) loss from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies.